R.D. Gillis Assistant Controller Tel: 403.237.3051 Fax: 403.237.2088 Email: randy.gillis@esso.ca

August 25, 2014

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A

Dear Mr. Skinner:

SEC Letter to Imperial Oil Limited dated August 20 – File No. 000-12014

As follow-up to my telephone conversation with you on August 25, 2014 in which I requested an extension for Imperial Oil Limited to respond to the questions in your letter of August 20, I am confirming our requested submission date of no later than September 18, 2014. We will endeavor to provide a response earlier if possible.

We believe the extended time will enable Imperial to adequately prepare and review the responses to your questions with management, auditors, legal counsel, and our Board.

Thank you.

Yours truly,

/s/ Randy Gillis

Imperial Oil Limited    237 – Fourth Avenue S.W.    PO Box 2480, Station M    Calgary, Alberta T2P 3M9